UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

IEC Electronics Corp.

(Name of Subject Company)

IEC Electronics Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

Jeffrey T. Schlarbaum

President and Chief Executive Officer

IEC Electronics Corp.

328 Silver Hill Road

Newark, New York 14513

(315) 331-7742

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alexander R. McClean, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

Telephone: (585) 232-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company is IEC Electronics Corp., a Delaware corporation (“IEC” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to IEC. The address of IEC’s principal executive office is 328 Silver Hill Road, Newark, New York 14513. The telephone number of IEC’s principal executive office is (315) 331-7742.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is IEC’s common stock, par value $0.01 per share (each such share, a “Share,” and, collectively, the “Shares”).

As of August 20, 2021, there were (i) 10,667,587 Shares issued and outstanding, (ii) 151,700 Shares underlying outstanding restricted stock units (121,358 of which were performance-based restricted stock units and 30,342 of which were time-based restricted stock units), and (iii) 696,770 Shares subject to issuance pursuant to outstanding options to acquire Shares.

Item 2.	Identity and Background of Filing Person

Name and Address

IEC, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of IEC are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Creation Technologies International Inc., a Delaware corporation (“Parent”) and CTI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Shares (other than Shares held in IEC’s treasury or owned by any subsidiary of IEC, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $15.35 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement (defined below), the “Offer Price”), net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, dated August 26, 2021 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”). The Offer to Purchase and form of Letter of Transmittal are being mailed to IEC’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 12, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, IEC, and Creation Technologies Inc., a Delaware corporation (“Guarantor”). Upon the terms of and subject to the conditions to the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, (i) on the next business day after the Expiration Time (as defined below) accept for payment all Shares validly tendered pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), and (ii) as soon as practicable after the Offer

Acceptance Time (and in any event within three business days) pay for all such Shares. The Merger Agreement further provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into IEC (the “Merger”), with IEC surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held in IEC’s treasury, owned by any subsidiary of IEC, Parent, the Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer, or held by a holder who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the financing for the Offer and the Merger, are collectively referred to as the “Transactions.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including but not limited to: (i) that prior to the expiration of the Offer there have been validly tendered and not properly withdrawn a number of Shares that at least represents one more Share than sixty-six and two-thirds percent of the Shares then outstanding (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”); (ii) the accuracy of IEC’s representations and warranties in the Merger Agreement, subject to specific materiality qualifications and thresholds and certain exceptions; (iii) compliance by IEC with its covenants in the Merger Agreement in all material respects; (iv) the absence of legal restraints or orders prohibiting the consummation of the transactions contemplated by the Merger Agreement; (v) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (vi) the absence of a valid termination of the Merger Agreement in accordance with its terms; and (vii) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 26, 2021 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at one minute after 11:59 p.m., Eastern time, on September 23, 2021, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the Offer Commencement Date, unless the Offer has been extended in accordance with the Merger Agreement (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). The description of the terms and conditions of the Offer contained in Section 1 — “Terms of the Offer” of the Offer to Purchase are incorporated herein by reference.

In connection with the Merger Agreement, Guarantor has obtained a debt commitment letter that, subject to customary closing conditions, commits JPMorgan Chase Bank, N.A. (“JPMorgan”) and Citizens Bank, N.A. (“Citizens”) to provide debt financing to Guarantor, which Guarantor, Parent and Purchaser have represented to us is sufficient for Purchaser to pay (and Parent to cause Purchaser to pay) the aggregate consideration in respect of the Shares in the Offer and the Merger and all related fees and expenses.

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to

Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

As set forth in the Schedule TO, Parent and Purchaser’s business address is One Beacon Street, Boston, Massachusetts 02108. The telephone number of Parent and Purchaser is (877) 734-7456.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth below or incorporated by reference in this Schedule 14D-9, to the knowledge of IEC, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between IEC or its affiliates, on the one hand, and (i) any of IEC’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

IEC’s board of directors (the “Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest set forth or incorporated by reference in this Schedule 14D-9 and considered them along with other matters described below in “Item 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger.”

Arrangements between IEC, Parent and Purchaser

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 — “Terms of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among IEC, Parent, Purchaser, and Guarantor in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide IEC’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about IEC, Parent, Purchaser or Guarantor made in IEC’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by IEC to Parent and Purchaser in connection with the signing of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among IEC, Parent, Purchaser and Guarantor, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about IEC, Parent, Purchaser or Guarantor. Other than the indemnification provisions of the Merger Agreement in favor of officers and directors and certain provisions in favor of the Guarantor’s lenders (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of IEC—Director and Officer Exculpation, Indemnification and Insurance” below), the rights of IEC’s stockholders to receive the Offer Price or the Per Share Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, and the rights of IEC (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. IEC’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of IEC, Parent, Purchaser, Guarantor or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Debt Commitment Letter

Guarantor has obtained a debt financing commitment for the Transactions, the aggregate proceeds of which will be sufficient for Parent and Purchaser to pay the aggregate Merger Consideration and all related fees and expenses to be paid by Parent and Purchaser. Parent has received a Debt Commitment Letter, dated August 12, 2021 (the “Debt Commitment Letter”), from JPMorgan and Citizens, pursuant to which JPMorgan and Citizens committed, subject to the conditions of the Debt Commitment Letter, debt financing in an aggregate amount equal to $545 million (the “Debt Financing”). This financing is intended to enable the payment at the Closing of the aggregate consideration payable in the Offer and the Merger, the payments required with respect to the cash out of IEC’s outstanding equity awards, the payoff of existing IEC indebtedness, the financing of indebtedness of Parent and its affiliates and any other payment obligation of Parent or Purchaser under the Merger Agreement. As a condition to the Debt Financing, Guarantor has agreed to grant JPMorgan and Citizens security interests in substantially all of the Surviving Company’s assets, and Parent and Guarantor will guarantee the performance the obligations under the Debt Financing. The obligations of the lenders to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, including the receipt of executed loan documentation, satisfaction of the conditions to, and consummation of, the Offer and Merger, and other customary closing conditions for acquisition financings.

The foregoing summary and description of the Debt Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Debt Commitment Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Limited Guarantee

As an inducement to IEC to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Guarantor has provided IEC, among other representations and covenants in the Merger Agreement, with a limited guarantee (the “Limited Guarantee”) under the Merger Agreement. Pursuant to the Limited Guarantee, the Guarantor agreed to irrevocably and unconditionally guarantee the payment by Purchaser and Parent of Parent’s reverse termination fee, when and if required to be paid pursuant to the Merger Agreement.

The foregoing summary and description of the Limited Guarantee do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guarantee, included in the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Mutual Non-Disclosure Agreement

On January 5, 2021, IEC and Parent entered into a mutual non-disclosure agreement the (“Non-Disclosure Agreement”) in connection with Parent’s consideration of a potential transaction with IEC, its subsidiaries and/or its affiliates. Pursuant to the Non-Disclosure Agreement, each of IEC and Parent agreed to hold the other party’s Proprietary Information, as defined in the Non-Disclosure Agreement, confidential and in strict confidence and not to use such information except to carry out discussions, and or negotiations concerning, or undertaking any mutually-agreed obligation relating to or in furtherance of the potential transaction.

The foregoing summary of the provisions of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Indication of Interest

On July 1, 2021, IEC and Guarantor entered into an indication of interest (the “Indication of Interest”), pursuant to which Parent made a non-binding expression of interest to acquire the Shares at a price of $15.35 per share, and IEC agreed to provide Guarantor with an opportunity to complete confirmatory due diligence and to complete the negotiation of the Merger Agreement on an exclusive basis for an initial period of 30 days, subject to extension for an additional fifteen day period if Guarantor confirmed to IEC that it has not proposed any material changes to the terms of the Indication of Interest and a draft definitive purchase agreement shall have been provided prior to such time. During the applicable exclusivity period, IEC and its representatives agreed not to, directly or indirectly, solicit, discuss, encourage, furnish non-public information to or accept any offers from or enter into any agreements or understandings with any third party or employee or affiliate of IEC, for the purpose of consummating or otherwise with respect to a sale, recapitalization or refinancing of IEC, its assets or any interest therein whether through a stock sale, merger, sale of assets, refinancing of a lender, or other transaction, in each case other than the proposed transaction with Guarantor. The obligations under the Indication of Interest terminated upon the execution of the Merger Agreement.

The foregoing summary and description of the Indication of Interest do not purport to be complete and are qualified in their entirety by reference to the full text of the Indication of Interest, a copy of which has been filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Interests of IEC’s Directors and Executive Officers in the Merger

IEC’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of IEC’s stockholders generally. As further described below, these interests may include, among others,

•	the accelerated vesting and cash settlement of outstanding equity awards in connection with the Merger;

•	the receipt of payments and benefits by certain executive officers under change in control and severance agreements upon qualifying terminations of employment; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of IEC.

These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the transactions contemplated thereby, as further described below in the section captioned “Item 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger.”

Consideration for IEC Common Stock in the Merger

If IEC’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of IEC. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of IEC.

The following table sets forth the number of Shares beneficially owned as of August 20, 2021 by each of our executive officers and directors, including restricted stock awards but excluding shares issuable upon vesting of restricted stock units or upon the exercise of options, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Director or Executive Officer	Number of Shares Beneficially Owned (#)	Implied Cash Consideration for Shares ($)
Keith M. Butler	58,539	898,574
Charles P. Hadeed	70,641	1,084,339
Andrew M. Laurence	34,391	527,902
Jeremy R. Nowak	54,391	834,902
Jeffrey T. Schlarbaum	92,996	1,427,489
Thomas L. Barbato	7,500	115,125
All directors and executive officers as a group (6 persons)	318,458	4,888,330

Treatment of Equity Awards in the Transactions

Treatment of IEC Stock Options

Effective as of the Offer Acceptance Time, each option to acquire Shares (each, an “Option”) that is outstanding under IEC’s 2010 Omnibus Incentive Compensation Plan, as amended (the “2010 Plan”) or the 2019 Stock Incentive Plan, as amended (the “2019 Plan” and together with the 2010 Plan, the “Company Stock Plans”) or granted under an inducement grant exception under applicable listing rules immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of: (i) the aggregate number of Shares subject to such Option; multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Option, less any required withholding taxes. In the event that the per share exercise price under any Option is equal to or greater than the Per Share Merger Consideration, such Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

Treatment of IEC Restricted Shares

Effective as of the Offer Acceptance Time, each Share subject to vesting, repurchase, or other similar restrictions (each, an “RSA”), that is outstanding under the Company Stock Plan immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and become free of restrictions and shall be cancelled and converted automatically into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of: (i) the aggregate number of Shares subject to such RSA; multiplied by (ii) the Per Share Merger Consideration, less any required withholding taxes.

Treatment of IEC Restricted Stock Units

Effective as of the Offer Acceptance Time, each award of restricted stock units with respect to Shares subject to vesting based solely on continued employment or service to the Company (each, an “RSU”) that is then outstanding under the Company Stock Plans immediately prior to the Effective Time, shall be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of: (i) the aggregate number of Shares subject to such RSU; multiplied by (ii) the Per Share Merger Consideration, less any required withholding taxes.

Treatment of IEC Performance Stock Units

Effective as of the Offer Acceptance Time, each award of restricted stock units with respect to Shares subject to performance-based vesting conditions and not solely vesting based on continued employment or service to the Company (each, a “PSU”) that is then outstanding under the Company Stock Plans immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of: (i) the aggregate number of Shares subject to such PSU based on the degree of performance achieved through the Effective Time, as reasonably determined by the Board; multiplied by (ii) the Per Share Merger Consideration, less any required withholding taxes.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth, for each of our executive officers and directors holding Options, RSAs, RSUs, and PSUs as of August 20, 2021, (i) the aggregate number of Shares subject to such Options, unvested RSAs, RSUs and PSUs (with the number of Shares subject to PSUs based on target performance) and (ii) the value of cash amounts payable in respect of such Options, unvested RSAs, RSUs and PSUs on a pre-tax basis as of the Offer Acceptance Date, calculated for RSAs, RSUs, and PSUs by multiplying the Offer Price by the number of Shares subject to such unvested RSAs, RSUs, and PSUs and calculated for Options by multiplying the Offer Price over the applicable per share exercise price under the Option by the number of shares subject to such Option. Our executive officers are not currently participating in the ESPP and our directors are not eligible to participate in the ESPP.

Name of Director or Executive Officer	Number of Options (#)	Cash Consideration for Options ($)	Number of RSAs (#)	Cash Consideration for RSAs ($)	Number of RSUs (#)	Cash Consideration for RSUs ($)	Number of PSUs (#)	Cash Consideration for PSUs ($)
Keith M. Butler	—	—	6,354	97,534	—	—	—	—
Charles P. Hadeed	—	—	6,354	97,534	—	—	—	—
Andrew M. Laurence	—	—	6,354	97,534	—	—	—	—
Jeremy R. Nowak	—	—	6,354	97,534	—	—	—	—
Jeffrey T. Schlarbaum	416,145	6,387,826	—	—	21,581	331,268	86,318	1,324,981
Thomas L. Barbato	100,000	1,535,000	—	—	8,761	134,481	35,040	537,864
All directors and executive officers as a group (6 persons)	516,145	7,922,826	25,416	390,136	30,342	465,750	121,358	1,862,845

Severance Benefits – Employment Agreements

As of March 20, 2015, IEC entered into an employment agreement with Mr. Schlarbaum in connection with IEC’s employment of Mr. Schlarbaum as its President and Chief Executive Officer, and, as of September 4, 2018, IEC entered into an at-will employment agreement with Mr. Barbato to serve as IEC’s Senior Vice President and Chief Financial Officer.

Pursuant to Mr. Schlarbaum’s employment agreement, in the event of Mr. Schlarbaum’s termination without “cause” by IEC or by Mr. Schlarbaum for “good reason,” as such terms are defined in his employment agreement, we will pay or provide the following termination benefits:

•	salary continuation at his base salary then in effect for one year following termination;

•	a pro rata annual incentive award based on the target for the year of termination and the number of days he was employed during the fiscal year;

•	accelerated vesting of any outstanding Options RSUs and PSUs; and

•	continued coverage under our health insurance plan for twelve months following termination.

In the event of Mr. Schlarbaum’s termination without “cause” by us or by Mr. Schlarbaum for “good reason” within two years of a “change-in-control,” as such terms are defined in his employment agreement, we will pay or provide all of the compensation and benefits referred to immediately above, except that Mr. Schlarbaum will receive two years’ base salary (as in effect as of the date of termination or resignation), payable in a lump sum if permissible, and coverage under our health insurance plan will continue for twenty-four months following termination.

Pursuant to the terms of Mr. Barbato’s employment agreement, in the event Mr. Barbato is terminated without “cause” by us or by Mr. Barbato for “good reason,” as such terms are defined in his employment agreement, we will pay or provide the following termination benefits:

•	salary continuation at his base salary then in effect for six months following termination;

•	a pro rata annual incentive award based on the target for the year of termination and the number of days he was employed during the fiscal year;

•	accelerated vesting of any outstanding Options, RSUs and PSUs; and

•	continued coverage under our health insurance plan for six months following termination.

Golden Parachute Compensation

The table set forth below provides information required by Item 402(t) of Regulation S-K regarding certain compensation for each of IEC’s executive officers that is based on or otherwise relates to the Merger. For purposes of this table IEC has assumed that the Merger and any qualifying termination occur contemporaneously with the Offer Acceptance Time, with respect to each of Messrs. Schlarbaum and Barbato, the stock price is $15.35 per Share (which is the Offer Price), and all amounts are gross amounts prior to any reductions for withholding taxes or potential golden parachute excise taxes.

The table below describes the estimated potential payments to Messrs. Schlarbaum and Barbato under the terms of their respective employment agreements in connection with a qualifying termination contemporaneously with the Offer Acceptance Time, together with the value of the unvested Options, RSUs and PSUs that would be accelerated upon a change in control or such qualifying termination, as applicable. The amounts shown below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vest pursuant to their terms, on or prior to the Offer Acceptance Time or the value of the payments or benefits that are not based on the or otherwise related to the Offer.

The amounts shown in the table below are estimates only and are based on assumptions and information available as of the date of the filing of this Schedule 14D-9. These amounts were calculated assuming an Effective Time and date of termination of August 25, 2021. The actual amounts that may be paid upon Messrs. Schlarbaum’s and Barbato’s termination of employment can only be determined at the Effective Time and time of such termination.

Golden Parachute Compensation

Name	Cash (1) ($)	Equity (2) ($)	Perquisites/ Benefits (3) ($)	Total ($)
Jeffrey T. Schlarbaum	1,118,615	2,041,872	24,672	3,185,159
Thomas L. Barbato	229,840	1,324,823	5,298	1,559,961

(1)

The amounts listed in this column represent cash severance amounts under the employment agreements which are payable in connection with a termination of employment without cause following the Offer Acceptance Time. The estimated amounts payable in respect of cash severance under the employment agreements for Messrs. Schlarbaum and Barbato are (a) $856,168 and $126,897, respectively, of salary continuation, and (b) $253,447 and $102,943, respectively, for a pro-rata target bonus for the 2021 fiscal year. The annual base salaries of Messrs. Schlarbaum and Barbato effective as of the date hereof are $432,584 and $253,794, respectively.

(2)

The amounts listed in this column represent estimated payments in respect of unvested Options, RSUs and PSUs calculated as the product of (a) $15.35 per Share (which is the Offer Price) multiplied by (b) the number of Options, RSUs and PSUs being cancelled, with performance deemed achieved at the expected payout level (if applicable) and for Options, less the applicable exercise price. Mr. Schlarbaum holds no unvested Options, 21,581 unvested RSUs, and 86,318 unvested PSUs (with expected payment based on performance to date at 111,440 shares). Mr. Barbato holds 50,000 unvested Options, 8,761 unvested RSUs, and 35,040 unvested PSUs (with expected payment based on performance to date at 45,234 shares). Under the terms of the Merger Agreement, all of the Options, RSUs and PSUs are “single trigger” arrangements, becoming fully vested automatically and without any required action on the part of the holder thereof effective as of the time Purchaser accepts for payment all Shares validly tendered pursuant to the Offer Acceptance Time.

(3)

Pursuant to the employment agreements, the amounts in this column represent the estimated cost of providing IEC-subsidized COBRA continuation coverage for 24 months for Mr. Schlarbaum and six months for Mr. Barbato.

Section 16 Matters

Pursuant to the Merger Agreement, IEC will take all actions as may be required to cause the Merger, and any dispositions of equity securities of IEC (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of IEC to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the time Purchaser accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer, IEC, acting through the compensation committee of the Board, will take all such steps as may be required to cause each agreement, arrangement, or understanding entered into by IEC or any subsidiary of IEC on or after the date of the Merger Agreement, with any of IEC’s officers, directors, or employees pursuant to which consideration is paid to such officer, director, or employee to be approved as an “employment compensation, severance, or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

IEC’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, IEC’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to IEC or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

IEC’s amended and restated certificate of incorporation and by-laws also provide that IEC will indemnify its directors and officers to the fullest extent permitted by the DGCL.

The Merger Agreement contains provisions with respect to indemnification, advancement of expenses and exculpation from liabilities in favor of IEC’s and its subsidiaries’ current and former directors and officers (each such person, a “Indemnified Individual”). Specifically, Parent has agreed that to honor and fulfill rights of indemnification, advancement of expenses and exculpation provisions contained in identified indemnification agreements of IEC or any of its subsidiaries, in each case as in effect as of the Effective Time, with respect to actions or omissions occurring at or prior to the Effective Time. The Merger Agreement also provides that the certificate of incorporation and bylaws of the Surviving Corporation and its subsidiaries will contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable in each case to the Indemnified Individuals as those contained in the certificate of incorporation and bylaws of IEC and its subsidiaries as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that adversely affects the rights thereunder of the Indemnified Individuals.

In addition, Parent has agreed that, for six years following the Effective Time, it will cause the Surviving Corporation to (and the Surviving Corporation will) indemnify and hold harmless each Indemnified Individual to the fullest extent permitted by the DGCL and other applicable law against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director, employee or agent of each Company Entity, or (ii) matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

Prior to the Effective Time, the Surviving Corporation shall purchase a “tail” or “run-off” insurance policy which will remain in effect for a period of six years after the Effective Time, in amounts not less favorable than the current policies of directors’ and officers’ liability insurance maintained by IEC and its subsidiaries and containing terms materially similar to the current policies of directors’ and officers’ liability insurance maintained by IEC and its subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, in satisfying its obligations, the Surviving Corporation will not be obligated to pay an aggregate premium in excess of 200% of the amount paid by IEC for coverage for its last full fiscal year (the “Maximum Premium”). If the aggregate annual premiums of such insurance coverage exceed the Maximum Premium, then the Surviving Corporation may obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and its subsidiaries, and are intended to benefit, and will be enforceable by, each Indemnified Individual.

Other Arrangements

To the best knowledge of IEC, except for certain agreements described in this Schedule 14D-9 between IEC and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of IEC, on the one hand, and Parent or Purchaser, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of IEC entering into any such agreement, arrangement or understanding.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

At a meeting held on August 11, 2021, after careful consideration, the Board, among other things, unanimously: (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, IEC and IEC’s stockholders; (b) approved and declared advisable the Merger Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein; and (c) resolved to recommend that IEC’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons further described in more detail below, the Board, on behalf of IEC, unanimously recommends that IEC’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, the Special Committee, members of Company management or the representatives of the Company and other parties.

As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Board and members of Company senior management periodically review, consider and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including potential sale transactions.

On September 9, 2020, a representative from Moelis & Company (“Moelis”) contacted Jeffrey Schlarbaum, the CEO of the Company, about Creation’s interest in discussing a potential strategic transaction between Creation Technologies Inc. (“Creation”) and the Company. Mr. Schlarbaum indicated that he would be open to hearing about Creation’s interest.

On September 10, 2020, a representative from Moelis made an introduction between Stephen DeFalco, the Chief Executive Officer of Creation, and Mr. Schlarbaum about Creation’s interest in discussing a potential strategic transaction between the two companies. Mr. DeFalco promptly followed this up with a request for a call, which was later scheduled for September 24, 2020. Mr. Schlarbaum promptly informed Jeremy Nowak, the Chairman of the Board, about this request, who in turn notified the other members of the Board. Mr. Nowak indicated that he was comfortable with Mr. Schlarbaum having preliminary discussions with Mr. DeFalco to understand Creation’s interest, of which direction Mr. Nowak passed on to the Board.

During the September 24, 2020 call, Mr. DeFalco expressed to Mr. Schlarbaum Creation’s potential interest in acquiring the Company and suggested that they set up a time to meet in person to discuss the matter further. Mr. Schlarbaum promptly informed Mr. Nowak of the substance of his call with Mr. DeFalco who, in turn, relayed this information to the Board.

Mr. DeFalco and Mr. Schlarbaum met in person in Boston on October 22, 2020, at which meeting Mr. Schlarbaum described non-confidential aspects of the Company’s business and Mr. DeFalco again expressed Creation’s interest in pursuing an acquisition of the Company. After that meeting, Mr. DeFalco suggested that the Company and Creation sign a mutual non-disclosure agreement to continue exploratory discussions and facilitate the sharing of confidential information, assuming the Company was interested in having further discussions.

Mr. Schlarbaum promptly advised Mr. Nowak of the substance of his discussions with Mr. DeFalco and sought guidance on whether to continue these preliminary discussions under a mutual non-disclosure agreement. Although the Board was not considering a sale of the Company at that time, Mr. Nowak directed Mr. Schlarbaum to continue discussions with Creation to understand better its level of interest in an acquisition of the Company and whether such an acquisition (if Creation were to provide an indication of interest) might be in the best interest of the Company’s stockholders.

Mr. Schlarbaum informed Mr. DeFalco on October 24, 2020, that the Company was interested in continuing discussions and facilitating the sharing of information under a non-disclosure agreement.

On October 26, 2020, James Hackett, the Creation General Counsel, emailed a draft mutual non-disclosure agreement to Mr. Schlarbaum. Given year-end demands and the effects of a COVID-19 resurgence, the Company did not respond with comments on the mutual non-disclosure agreement until December 11, 2020, which included comments of Harter Secrest & Emery LLP, counsel to the Company (“Harter Secrest”). With Harter Secrest’s assistance, the Company negotiated the mutual non-disclosure agreement with Creation over the next several weeks, which the Company and Creation ultimately entered into on January 5, 2021.

For the next several weeks, Mr. Schlarbaum, with the full knowledge of the Board, communicated with Mr. Hackett for the sole purpose of setting up a meeting at the Company’s headquarters in Newark (NY), which meeting was ultimately set for March 1, 2021. The Company did not provide any due diligence materials to Creation prior to that meeting.

On March 1, 2021, Mr. Schlarbaum met with representatives from Creation at the Company’s headquarters. Mr. Schlarbaum gave Creation’s representatives a tour of the Company’s facility. After the tour, Mr. Schlarbaum and a Creation representative each presented their respective investor presentations.

Mr. Hackett asked Mr. Schlarbaum for a copy of the Company’s investor presentation on March 2, 2021, which Mr. Schlarbaum provided to him the same day.

On March 24, 2021, Mr. DeFalco emailed Mr. Schlarbaum to set up a call, which call did not occur until March 29, 2021.

On the March 29th call, Mr. DeFalco telephoned Mr. Schlarbaum to advise him that Creation would be submitting an unsolicited written indication of interest to acquire the Company and to preview the terms of that indication of interest. Mr. DeFalco emailed that indication of interest (along with supporting materials) to Mr. Schlarbaum shortly after that call, which indication of interest proposed that Creation was willing to acquire all of the Company’s outstanding stock for $15.25 per share. The closing per share price of the Company’s common stock on March 29, 2021 was $11.58.

The Company did not solicit or receive an indication of interest or similar proposal to engage in any transaction with Creation at any point prior to March 29, 2021. Mr. Schlarbaum promptly forwarded the indication of interest first to Mr. Nowak, with whom he was not able to talk about the indication of interest until April 5, 2021. During their April 5 discussion, Mr. Nowak suggested that Mr. Schlarbaum should forward the indication of interest to the full Board for discussion at a special meeting that should be convened for that purpose; that meeting was later scheduled for April 14, 2021. Mr. Schlarbaum promptly forwarded the indication of interest to the full Board.

Mr. Schlarbaum contacted Mr. DeFalco on April 5, 2021 to provide him with a status update and let him know that the Board had been informed of the indication of interest, which it would discuss during a Board meeting that was being scheduled. Mr. DeFalco asked Mr. Schlarbaum to contact him after that meeting to provide an update on the Board’s view of the indication of interest and a call scheduled for April 15, 2021.

Between April 5, 2021 and the April 14 Board meeting, Mr. Schlarbaum had general discussions with Harter Secrest and members of the Board about the indication of interest to prepare for the Board meeting.

On April 12, 2021, Mr. Schlarbaum informed Mr. DeFalco that the Board had scheduled a meeting on April 14, 20201, at which it would discuss the indication of interest. Mr. DeFalco asked Mr. Schlarbaum to contact him after that meeting to provide an update on the Board’s view of the indication of interest and to schedule a call for April 15, 2021

On April 14, 2021, the Board held a meeting, at which meeting representatives of Harter Secrest were present, to discuss the indication of interest and, among other considerations, the Company’s current and historical performance, existing strategic plans and significant investments in the Company’s infrastructure, historical stock price and the Board’s fiduciary duties in connection with a sale of the Company, including conducting a go shop in connection with any possible transaction. The Board did not approve the indication of interest or approve the Company signing it. The Board did, however, determine based on these discussions that the value reflected in Creation’s indication of interest was a sufficient basis upon which to continue discussions with Creation regarding a potential strategic transaction. Although the Board did not create one at this meeting, there was a consensus that the Board should form a special committee (the “Special Committee”) to oversee any further negotiations with respect to any transaction, the members of which committee (pending the determination of any conflicts) would likely be Andrew M. Laurence (Chair), Jeremy R. Nowak, and Michael W. Osborne, given their experience in mergers and acquisitions.

The Board, in anticipation of forming the Special Committee, asked for Messrs. Laurence, Nowak and Osborne to suggest financial advisors who might be well suited to advise the Special Committee and the Board with respect to a potential transaction with Creation. Messrs. Laurence and Nowak suggested approaching B. Riley Securities, Inc. (“B. Riley”) and another investment bank, both of whom they had very positive prior experiences and whom they believed had the experience necessary to advise the Special Committee and the Board with respect to any possible transaction based on their experience and manage any go shop. Members of the Special Committee contacted both B. Riley and the other investment bank promptly after the meeting with respect to a possible engagement.

On April 15, 2021, Messrs. Schlarbaum and DeFalco spoke over the phone, during which conversation Mr. Schlarbaum indicated that Board’s willingness to continue discussions with Creation.

Also on April 15, 2021, and in advance of forming the Special Committee, Harter Secrest sent to the members of the Board questionnaires to determine if any of them had relationships with Creation, Goldberg Lindsay & Co., LLC, its ultimate controlling equity holder (“Lindsay Goldberg”) or any Lindsay Goldberg portfolio companies. No members of the Board indicated the existence of any such relationships or other conflicts.

On April 21, 2021, the Board approved the formation of the Special Committee with Mr. Laurence (Chair), Mr. Nowak, and Mr. Osborne as its members. The Company authorized the Special Committee, among other things, to:

•	review and negotiate the terms of any potential transaction with Creation;

•	to engage a financial advisor to advise it with respect to a potential transaction with Creation and to assist with any likely “go-shop”; and

•	to evaluate the advisability and fairness of any transactions to the Company and its stockholders.

Following this date, and between meetings of the Board, members of the Special Committee routinely met and communicated with the Company’s advisors to discuss the potential transaction with Creation.

After discussions between members of the Special Committee and representatives of both B. Riley and another investment bank after the April 14 Board meeting, the Special Committee selected B. Riley for, among other reasons, its strong industry knowledge and experience and asked for B. Riley to send an engagement letter for advisory services in connection with the potential sale transaction. B. Riley sent an engagement letter to the Special Committee on April 22, 2021. Over the next several days and with the assistance of Harter Secrest, the Special Committee negotiated the terms of B. Riley’s engagement. The Special Committee formally engaged B. Riley on April 26, 2021.

On April 26, 2021, Mr. DeFalco and Mr. Schlarbaum communicated by telephone. Mr. Schlarbaum informed by Mr. DeFalco that the Company had established the Special Committee. They also discussed setting up site visits to the Company’s Albuquerque and Newark facilities in May.

On April 28, 2021, the Special Committee had a call with representatives from B. Riley and Harter Secrest in attendance during which the Special Committee discussed, among other things, the Creation indication of interest, the idea of a go-shop versus an upfront solicitation of additional indications of interest and the process and strategy to respond to the Creation proposal. B. Riley reviewed with the Special Committee the financial aspects of Creation’s proposal. The Special Committee determined, after discussion with the assistance of its legal and financial advisors, that the indication of interest warranted further consideration and discussions with Creation and its financial advisor. The Special Committee, therefore, authorized B. Riley to contact Moelis to inform it that B. Riley would be acting as financial advisor to the Special Committee, to inquire about assumptions underlying Creation’s indication of interest and to discuss process in connection the indication of interest. B. Riley promptly contacted Moelis after the meeting.

After that meeting, Harter Secrest worked with Company management over the next few days to gather and provide B. Riley with financial information for its evaluation of the Company and the financial terms of the Creation indication of interest.

On May 12, 2021, Mr. Nowak and Mr. DeFalco spoke by telephone. Mr. Nowak indicated that the Company was willing to further explore a potential transaction, that the Special Committee had retained B. Riley as its financial advisor, and that Mr. Laurence was acting as chair of the Special Committee.

On May 14, 2021, B. Riley received a preliminary due diligence request list from Moelis, which it promptly forwarded to the Special Committee and Harter Secrest for their review. The list that Moelis provided was robust. Based on advice from B. Riley, the Special Committee directed its legal and financial advisors and Company management to focus on providing information that would allow Creation to update the assumptions underlying its indication of interest and to highlight factors that would potentially result in an improved proposal. Harter Secrest and B. Riley worked with Company management over the following few weeks to collect and provide Moelis with that due diligence information. B. Riley also facilitated high level diligence discussions between management of the Company and Moelis and Creation representatives, which occurred over the following few weeks.

On May 18, 2021, Mr. Laurence had an introductory meeting with members of Creation’s management at Creation’s offices in Boston.

On May 19, 2021, the Company provided Creation and its representatives with access to a virtual data room.

On May 20, 2021, representatives from Creation visited the Company’s facilities in Rochester and Newark and met with Company management.

On May 26, 2021, representatives from Creation and the Company participated in a virtual review of customers supported out of the Company’s Albuquerque facility and, on June 2, 2021, held a follow-on call to further review the Company’s business.

On June 4, 2021, Creation sent B. Riley, a new indication of interest, which contained the same $15.25 per share (all cash) purchase price, which represented on June 4, 2021, approximately a 38% premium over the $11.02 closing per share price of the Company’s common stock on that day, which stock price had fallen since March 2021 as a result of, among other possible reasons, the fact that the Company failed to meet expectations in its most recent fiscal quarter.

This indication of interest also contemplated a 25 day go-shop period to allow the Company to actively solicit alternative proposals after the signing of any definitive transaction agreement and a 30-day exclusivity period, which would extend automatically for additional 15-day periods as long as Creation confirmed to the Company that it had not proposed any material changes, if discussions and negotiations were continuing in good faith, and a draft definitive purchase agreement has been provided to the Company.

On June 7, 2021, representatives from Creation had dinner with Company management in Albuquerque and the next day toured the Company’s facility with management.

Also on June 7, 2021, the Special Committee had a teleconference with representatives from B. Riley and Harter Secrest in attendance at which the Special Committee fully discussed Creation’s June 4 indication of interest and how to respond to the indication of interest. During that teleconference, B. Riley noted that $15.25/share represented approximately 18.0x the Company’s trailing twelve-month earnings before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation and certain non-recurring items (“Adjusted EBITDA”) and approximately 16.6x the Company’s fiscal year 2021 projected Adjusted EBITDA (based on Company management’s then-current projections), without taking into account addbacks. Taking into account addbacks, $15.25/share represented approximately 16.0x the Company’s trailing twelve-month Adjusted EBITDA and approximately 13.5x the Company’s fiscal year 2021 projected Adjusted EBITDA (based on Company management’s then-current projections).

Taking into account the advice provided by and discussions with B. Riley, the Special Committee determined that although Creation’s $15.25 per share indication of interest was attractive, the Special Committee could seek a higher price based, in part, on the significant facility and IT infrastructure investments the Company made in 2020 and 2021, which could position the Company for growth. The Special Committee also discussed, with the assistance of Harter Secrest and B. Riley, the 25-day go-shop period proposed by Creation and determined to pursue a longer go-shop period. Finally, Harter Secrest mentioned that Creation’s request for unlimited 15-day extensions of the 30-day exclusivity period was not appropriate and suggested one additional 15-day period would be reasonable subject to the conditions in Creation’s draft.

The Special Committee, therefore, instructed Harter Secrest to revise the indication of interest to, among other changes, make a counter proposal of $16.50 per share (on June 7, 2021 the closing per share price of the Company’s common stock was $10.89), to extend the go-shop period to 40 days and only allow for one 15-day extension of the exclusivity period. B. Riley was asked to provide additional support for the requested $16.50 per share price in the letter.

Harter Secrest sent a redraft of the indication of interest to the Special Committee and B. Riley on June 8, 2021, which the Special Committee finalized with the assistance of Harter Secrest and B. Riley over the course of the next day. At the request of the Special Committee, B. Riley sent the revised draft to Moelis on the afternoon of June 9, 2021 and discussed the revised draft with Moelis.

On June 24, 2021, Mr. Hackett called Mr. Laurence to discuss the per share price reflected in the Company’s June 9 draft of the indication of interest. During that call, Mr. Hackett indicated that Creation and

Moelis could not justify any increase above $15.25 per share especially in light of the Company’s recent financial performance. Mr. Laurence told Mr. Hackett that he would relay Creation’s position to the Special Committee (which he did) but that Creation should consider an increase based on the justifications provided with the Company’s June 9 draft of the indication of interest.

On June 25, 2021, Creation sent B. Riley a further revised indication of interest, which it promptly sent to the Special Committee and Harter Secrest. The June 25 indication of interest proposed a $15.35 per share (all cash) price for the Company’s common stock. This represented a $0.10 per share increase from the prior indication of interest. On June 25, 2021, $15.35 per share represented, approximately, a 49% premium over the $10.32 closing per share price of the Company’s common stock on that day. The June 25 indication of interest also included a 35 day go-shop period with last look matching rights and break-up fee (no amount was specified). This go-shop period was 10 days longer than the one originally proposed by Creation. The indication of interest also contemplated a 30-day exclusivity period with one 15-day extension on the same conditions reflected in the prior indication of interest.

On the same day, Moelis contacted B. Riley to explain Creation’s position as reflected in the June 25 indication of interest. During this call, the Moelis representatives indicated (consistent with Mr. Hackett’s prior discussion with Mr. Laurence) that Creation and Moelis were hard-pressed to justify any increase above $15.25 per share (which was why the increase was modest). Moelis indicated that Creation, therefore, would not move above $15.35 per share.

The Special Committee set up a call with representatives from B. Riley and Harter Secrest for the following Monday, June 28, to discuss the June 25 indication of interest.

Also on June 25, 2021, Mr. Osbourne, a member of the Special Committee, was in critical condition following a tragic accident. In the following days, Mr. Laurence had discussions with Harter Secrest and other members of the Board to consider a replacement for the likely Special Committee vacancy given Mr. Osbourne’s condition. Based on those discussions, Keith Butler was identified as the likely replacement for Mr. Osbourne.

On the morning of June 28, 2021, the Special Committee (other than Mr. Osbourne) held a telephone conference with representatives from B. Riley and Harter Secrest in attendance to review Creation’s June 25 indication of interest. B. Riley reviewed with the Special Committee the Adjusted EBITDA multiples indicated by the $15.35 per share price. B. Riley also relayed to the Special Committee that Moelis had stated during their June 25 discussion the $15.35 per share price was firm. Given Mr. Osbourne’s condition and the likelihood that he would be replaced, the Special Committee did not take any actions with respect to the June 25 indication of interest. Those present tentatively scheduled a call for June 30, 2021 to discuss the indication of interest further with a new member of the Special Committee present.

On June 29, 2021, Mr. Osbourne passed away and the Board appointed Mr. Butler as his replacement on the Special Committee. Messrs. Laurence and Nowak provided Mr. Butler relevant information and promptly brought him current on the negotiations with Creation since the last communication with the full Board, the terms of the current Creation’s indication of interest and the financial and other insights provided to the Special Committee by B. Riley and Harter Secrest during those negotiations.

On June 30, 2021, the Special Committee (now including Mr. Butler) held a telephone conference with representatives from B. Riley and Harter Secrest in attendance to further discuss the June 28 revised indication of interest. During that call, those present further educated Mr. Butler as to the negotiations and process thus far and the substance of the June 28 discussions, including B. Riley’s review of the proposed price. The members of the Special Committee, with the assistance of B. Riley and Harter Secrest, discussed the terms of the current proposal. This discussion included, among other things, the likelihood that Creation would further increase its price, Moelis’ indication that the $15.35 per share price was firm and the Company’s recent performance. The members of the Special Committee also asked B. Riley and Harter Secrest several questions about the go-shop, the proposed go-shop period and the general process of negotiating a definitive agreement and related due diligence. The members of the Special Committee, with the assistance of B. Riley and Harter Secrest, further discussed, among other things, the Company’s recent financial performance, its current and historical stock price, the uncertainties for the Company’s business, including uncertainty that its significant investments would enhance the Company’s performance, the risk that additional negotiations could result in Creation rescinding or reducing its indication of interest. Based on this discussion and the advice of B. Riley and Harter Secrest, the Special Committee determined to pursue a sale of the Company to Creation based on the terms of Creation’s most recent proposal. The Special Committee approved executing the June 25 revised indication of interest without modification and providing Creation and its representatives a more robust response to their prior due diligence requests.

The Company executed the revised indication of interest on July 1, 2021.

Shortly after the signing of the indication of interest and continuing until August 12, 2021, B. Riley and Harter Secrest worked with Company management to collect and provide additional due diligence materials to Creation, its representatives and advisors and to facilitate site visits and multiple due diligence discussions with subject matter experts. During the period from July 6, 2021 to August 12, 2021, representatives from Creation and its advisors had functional due diligence calls and meeting with various internal experts at the Company. Starting on July 15, 2021 and on each Tuesday and Thursday thereafter until August 10, 2021, the parties held status calls with representatives from Creation, Moelis and Creation’s legal counsel, Choate Hall & Stewart LLP (“Choate”) on the one hand and Company management and representatives from B. Riley and Hater Secrest on the other. During these calls, the parties discussed Creation’s due diligence process and the status of various workstreams.

On July 6, 2021, Mr. Nowak from the Special Committee reached out to a separate investment bank, whom it previously considered engaging as financial advisor for a possible transaction, about having it provide a fairness opinion to the Committee. On July 8, 2021, that investment bank provided Mr. Nowak an engagement letter for that purpose, which was promptly forwarded to the rest of the Special Committee and Harter Secrest. That investment bank and the Special Committee were unable to agree the terms for such investment bank to provide a fairness opinion. On July 12, 2021, therefore, the Special Committee communicated with Harter Secrest about engaging B. Riley to provide a fairness opinion. On July 13, 2021, the Special Committee had a call with representatives from Harter Secrest to discuss engaging B. Riley to provide a fairness opinion. The Special Committee then, with the assistance of Harter Secrest negotiated the engagement letter with B. Riley for that purpose. In connection with those negotiations, B. Riley provided the Special Committee with written information regarding its relationships with the Company, Creation and Goldberg Lindsay & Co., LLC, which the Special Committee reviewed with the assistance of Harter Secrest. Based on such review, the Special Committee determined that B. Riley would be able to continue to provide objective financial advice and engaged B. Riley on July 21, 2021 to provide a fairness opinion to the Special Committee.

On July 13, 2021, at the suggestion of Harter Secrest, the Special Committee authorized the hiring of McDermott Will & Emery LLP (“McDermott”) to assist with antitrust analysis and filings in connection the proposed sale of the Company. On July 13, 2021, representatives from Choate and Harter Secrest held an initial call, during which call Choate provided a brief overview of the draft Merger Agreement that it expected to provide the following day.

On July 14, 2021, Harter Secrest received a draft Agreement and Plan of Merger (“Merger Agreement”) from Choate, which it promptly forwarded to the Special Committee, B. Riley, McDermott (for antitrust review) and to Company management (to assist with the review of various covenants and the representations and warranties and disclosure schedule production).

Shortly after the receipt of the Merger Agreement and continuing until August 12, 2021, Harter Secrest worked extensively and closely with Company management to review the covenants and representations and warranties in the Merger Agreement (as the same evolved over time) and to prepare the Company Disclosure Letter that supplemented the Company’s representations and warranties.

On July 15, 2021, at the suggestion of Harter Secrest, the Special Committee authorized the hiring of Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) to assist with Delaware law considerations in connection the proposed sale of the Company. Harter Secrest provided Morris Nichols with the draft Merger Agreement and additional relevant information.

Early on July 19, 2021, Harter Secrest provided the Special Committee and B. Riley with a detailed issues list based on its review of the Merger Agreement and input from McDermott on the antitrust provisions, which list included various recommendations related to, among others, the provisions related to the tender offer period, the representations and warranties, operating covenants, antitrust provisions, the go-shop/no-shop provisions, financing provisions, the termination rights and the size of the proposed termination fee and reverse termination fee. Harter Secrest also informed the Special Committee that it was in regular contact with Company management to assist with review of the representations and warranties, operating covenants, disclosure schedule production and related items in the Merger Agreement on which it needed management’s input.

During the afternoon on July 19, 2021, the Special Committee had a call with representatives from B. Riley and Harter Secrest in attendance to review the Merger Agreement and the Harter Secrest issues list. After this discussion, the Special Committee asked Harter Secrest to revise the Merger Agreement consistent with the Special Committee’s positions coming from that discussion and taking into account any additional feedback it received from Morris Nichols. Later that day, Harter Secrest received feedback from Morris Nichols, which feedback Harter Secrest discussed with Morris Nichols on July 20, 2021.

Also on July 19, 2021, Mr. DeFalco emailed Mr. Schlarbaum to set up a time to talk and, if possible, meet in person.

Harter Secrest informed the Special Committee on July 20 of the Morris Nichols comments, which were consistent with the July 19 discussions and which would be reflected in the redraft Harter Secrest was preparing.

On the morning of July 21, 2021, representatives from Choate, Richards, Layton & Finger, P.A. (Creation’s Delaware counsel), Harter Secrest and Morris Nichols had a telephone conference to discuss various matters with respect to the Merger Agreement to allow Harter Secrest to complete its redraft. Harter Secrest also provided the Special Committee and B. Riley a revised draft of the Merger Agreement on July 21, 2021. After review of that draft, the Special Committee instructed Harter Secrest to share the draft with Choate, which it did later that evening.

On July 23, 2021, Mr. DeFalco and Mr. Schlarbaum spoke on the phone to discuss due diligence and overall process, during which call they scheduled a meeting in Boston for July 29, 2021.

On July 26, 2021, representatives from Harter Secrest and Choate had a telephone conference, during which the Choate representative previewed a further revised draft Merger Agreement that Choate expected to send later that day. Choate sent the Merger Agreement to Harter Secrest later that day, which Harter Secrest promptly forwarded to the Special Committee, B. Riley, McDermott, Morris Nichols and Company management for their respective reviews.

On July 27, 2021, lawyers from Harter Secrest and Company management had a telephone conference to discuss various covenants and representations and warranties in the July 26 Choate draft Merger Agreement. Late that day, Harter Secrest sent to the Special Committee for its review and consideration a list of material items/issues reflected in the July 26 Choate draft Merger Agreement, including the tender offer period, the antitrust provisions, the go-shop/no-shop provisions, financing provisions, the termination rights and the size of the proposed termination fee and reverse termination fee and, where applicable, a description of how the redraft varied from the positions reflected in the July 21 Harter Secrest draft Merger Agreement. Harter Secrest also sent that issues list to Morris Nichols.

On the morning of July 28, 2021, representatives from Harter Secrest and Company management had a telephone conference to discuss various the Disclosure Schedules to the revised Merger Agreement. Later that day, the Special Committee (other than Mr. Butler who was unavailable) held a telephone conference with representatives from B. Riley and Harter Secrest in attendance to discuss the July 26 Choate draft Merger Agreement and the issues list prepared by Harter Secrest. After an in depth discussion, the Special Committee authorized Harter Secrest to revise the further Merger Agreement consistent with the discussion after seeking additional input from Morris Nichols. Later that day, Morris Nichols and McDermott provided its comments to Harter Secrest, which comments were consistent with the points discussed with the Special Committee.

On July 29, 2021, Mr. Nowak called Mr. Butler to apprise him of the July 28 discussions that he was unable to attend in preparation for a call that would likely happen the following day to discuss the redraft to the Merger Agreement that Harter Secrest was preparing. On the afternoon of July 29, 2021, Harter Secrest sent to the Special Committee and B. Riley a revised draft of the Merger Agreement based on the prior afternoon’s call and the input from McDermott and Morris Nichols.

Also on July 29, 2021, Mr. Schlarbaum met with Mr. DeFalco in Boston during which meeting they discussed industry conditions, a customer communication strategy, and integration activities. During this meeting, Mr. Schlarbaum and Mr. DeFalco also discussed Mr. Schlarbaum’s role in the plan for transitioning customer relationships, but the specifics of what his role would be in the Surviving Corporation, if any, was not discussed.

On the morning of July 30, 2021, the Special Committee held a telephone conference with representatives from B. Riley and Harter Secrest in attendance to discuss the revised draft Merger Agreement that Harter Secrest sent the prior day. After an in-depth discussion, the Special Committee asked Harter Secrest to send the revised draft to Choate after making some minor changes and previewing the changes with Choate by phone. Later that afternoon, after a call with Choate to provide context to the changes (the summary of which call Harter Secrest later provided to the Special Committee). During that call, Choate expressed the proposed offer extension provisions would likely pose an issue for Creation’s financing. So as to not delay sharing the draft, Harter Secrest sent the draft with that extension as an open issue. Harter Secrest shared this feedback with the Special Committee.

Late on July 30, 2021, Harter Secrest also sent Choate an initial draft of the Disclosure Schedules to the Merger Agreement.

On the afternoon of July 30, 2021, B. Riley received a notification from Creation that it was exercising its right under the indication of interest to extend exclusivity for an additional 15 days, which extension was permitted under the indication of interest. B. Riley promptly forwarded the notification to Harter Secrest and the Special Committee.

On July 31, 2021, Harter Secrest emailed to the Special Committee a proposed provision allowing Creation to extend the Offer under certain circumstances to provide Creation additional time to close its financing. Based on feedback from the Special Committee, Harter Secrest revised this proposal and forwarded it to Choate on August 1, 2021.

On August 2, 2021, Moelis forwarded to B. Riley the proposed debt commitment letter from Creation’s lenders for the transaction, which it promptly forwarded to Harter Secrest, which in turn shared it with the Special Committee. Moelis further reached out to B. Riley that afternoon to discuss overall progress and process.

Later on August 2, 2021, representatives from Choate contacted Harter Secrest to preview Choate’s redraft of the Merger Agreement that would likely be sent the following day. During this call, Choate indicated that the redraft would, among other changes, reflect acceptance of many of the Company’s requested changes, suggested compromise position on other items such as termination fees and reject some other changes. Harter Secrest promptly informed the Special Committee of a summary of the open items and also contacted Morris Nichols and McDermott on certain of those items.

On the morning of August 3, 2021, Choate provided Harter Secrest a redraft of the Merger Agreement, which Harter Secrest promptly forwarded to the Special Committee, B. Riley, Morris Nichols and McDermott. After a mid-day discussion between Harter Secrest and Morris Nichols, Harter Secrest provided a summary of open issues and other considerations to the Special Committee for its consideration. On the same day, Choate provided information for its consideration as to whether a guaranty of another Creation entity was necessary to backstop certain obligations of the likely Creation parties to any Merger Agreement

Throughout the day on August 3, 2021, Choate and Harter Secrest had various discussions and exchanged various communication about the disclosure schedules to the Merger Agreement and other matters related to the proposed transaction.

Later in the day on August 3, 2021 and in advance of a call the following afternoon, B. Riley provided to the Special Committee and Harter Secrest with its preliminary financial analysis with respect to the Company and the proposed transaction.

On the morning of August 4, 2021, the Special Committee held a call with representatives from Harter Secrest and B. Riley in attendance to discuss status and the open issues with the Merger Agreement reflected in the August 3 Choate draft, including with respect to termination, the go-shop, extension of the Offer and antitrust covenants. The Special Committee directed Harter Secrest to communicate the Special Committee’s positions on the open issues to Choate, which it did that afternoon by phone.

Later that day, the Special Committee held a call with Harter Secrest and B. Riley in attendance. At the request of the Special Committee, B. Riley reviewed with the Special Committee B. Riley’s preliminary financial analyses with respect to the Company and the proposed transaction, a copy of which had been provided to the Special Committee on August 3, 2021 in advance of the meeting. After that presentation, Harter Secrest updated the Special Committee on its discussion with Choate from earlier in the day. The Special Committee, with the assistance of Harter Secrest and B. Riley, discussed the terms of Creation’s financing and the proposed guaranty of the reverse termination fee of Creation’s parent.

On August 5, 2021, representatives from Moelis, Creation, Choate, Harter Secrest, B. Riley and the Company held their regularly scheduled semi-weekly call to discuss status of various workstreams. Throughout the day, Choate, Creation representatives and Harter Secrest had various discussions and exchanged various communication about due diligence items. Additionally, Harter Secrest and Company management had multiple discussions and email communications with respect to those due diligence items. McDermott was also in contact with company management with respect to information required to complete the HSR Act filing.

On August 6, 2021, representatives from Harter Secrest and Choate discussed open issues on the Merger Agreement. Harter Secrest informed the Special Committee of the open issues, which issues Harter Secrest and the Special Committee had discussed (along with compromise positions) during their prior meeting on August 3, 2021. The Special Committee directed Harter Secrest to redraft the Merger Agreement to reflect counter proposals consistent with their prior discussion. Later that day, Harter Secrest sent a revised draft Merger Agreement to Choate.

Throughout the following weekend, Harter Secrest worked with B. Riley and Company management on due diligence and disclosure related items for the Company Disclosure Letter to the Merger Agreement. On August 7, 2021, Choate provided Harter Secrest comments to the draft Company Disclosure Letter.

Throughout the day on August 8, 2021, there were various communications between Harter Secrest and Choate and Harter Secrest and Company management on due diligence, the Company Disclosure Letter, various securities related filings and timing. Additionally, Choate contacted Harter Secrest to preview the changes it was sending back on the Merger Agreement. Harter Secrest promptly forwarded that draft and other related materials to the Special Committee and B. Riley for a Special Committee meeting that would be held the following afternoon. Shortly after receiving the revised draft, Harter Secrest also sent the revised draft Merger Agreement, along with a summary of the agreement, the exhibits to the Merger Agreement, the Company Disclosure Letter and related items to the Company for distribution to the Board.

Shortly after receiving the materials, Mr. Laurence contacted Harter Secrest to discuss various items related to the Merger Agreement, overall status and matters related to the upcoming Special Committee meeting.

On the afternoon of August 9, 2021, Harter Secrest sent Choate a revised Merger Agreement, which Harter Secrest forwarded to the Special Committee with a brief summary. Based on discussions between Choate and Harter Secrest that day, later that evening, Harter Secrest sent to Choate a further revised draft Merger Agreement. Throughout the day on August 9, Harter Secrest worked closely with Company management to address Choate’s comments to and questions on, the Company Disclosure Letter and had multiple communications with Choate about various items related to the transaction.

Also on August 9, 2021, Harter Secrest provided to the Company for distribution to the entire Board, a memorandum summarizing the Merger Agreement and other key aspects of the proposed transaction with Creation, a current draft of the Merger Agreement, the current draft of the Company Disclosure Letter and other information, which materials were provided to the Board later that day. B. Riley also provided the Special Committee a draft of its fairness opinion and its financial analyses with respect to the Company and the proposed transaction.

Early on the morning of August 10, 2021, Harter Secrest provided a revised draft of the Company Disclosure Letter to Choate. Throughout the day on August 10, 2021, Harter Secrest, Choate, the Company and other advisors were in regular contact about due diligence, transaction related items the Company Disclosure Letter and the Merger Agreement.

On the afternoon of August 10, 2021, the Special Committee held a meeting with Harter Secrest and B. Riley in attendance. During that meeting, the Special Committee, with the assistance of Harter Secrest and B. Riley, discussed the Merger Agreement (which Harter Secrest suggested was likely close to final subject to various clean-up changes) and other aspects of the proposed transaction. At the request of the Special Committee, B. Riley then reviewed with the Special Committee its financial analysis with respect to the Company and the proposed transaction, and rendered to the Special Committee an oral opinion, to the effect that as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be received by the holders of Shares (other than Creation, Parent and Purchaser) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Special Committee requested that B. Riley update its analysis for the August 11 Board meeting and confirm its opinion by delivery of a written opinion dated August 11, 2021. Following additional discussion and consideration of the Merger Agreement, the other transactions contemplated by the Merger Agreement and other relevant factors (including the factors described in “—Reasons for the Recommendation of the Board”), the Special Committee unanimously (1) approved and declared advisable and the Merger Agreement and (2) recommended to the Board that it (a) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Company’s stockholders; (b) approve and declare advisable the Merger Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein; and (c) resolve to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Throughout the morning and afternoon of August 11, 2021, Harter Secrest and Choate exchanged drafts of the Merger Agreement to reflect minor changes and corrections and exchanged comments and revisions to the

Company Disclosure Letter to address open items. Additionally, throughout that day Choate, Creation representatives, Harter Secrest, Company management and the parties other advisors had various discussions and exchanged various communication about final due diligence items and other transaction related items. Choate also provided to Harter Secrest a near final debt commitment letter with respect to Creation’s credit facility for the transaction.

On the afternoon of August 11, 2021, the Board held a meeting with Harter Secrest and B. Riley in attendance at the request of the Special Committee to discuss the transaction. Prior to that meeting the Board was provided with a draft of B. Riley’s fairness opinion and its updated financial analysis with respect to the Company and the proposed transaction. During that meeting, representatives from Harter Secrest advised the Board about its fiduciary duties and summarized the process undertaken by the Special Committee in connection with the proposed transaction. A representative from Harter Secrest then walked those present through the material terms of the Merger Agreement (which he indicated was in near final form subject only to immaterial clean-up changes), the transactions contemplated thereby and related considerations. At the request of the Special Committee, B. Riley then reviewed with the Board its financial analysis of the Company and the proposed transaction and the oral opinion rendered to the Special Committee (which was confirmed in writing by delivery of B. Riley’s written opinion to the Special Committee dated August 11, 2021) to the effect that as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be received by the holders of Shares (other than as specified in its opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Mr. Laurence then advised the Board of the actions and recommendations adopted by the Special Committee the prior afternoon. Following additional discussion and consideration of the Merger Agreement, the other transactions contemplated by the Merger Agreement and other relevant factors (including the factors described in “—Reasons for the Recommendation of the Board”), the Board, among other approvals, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Company’s stockholders; (b) approved and declared advisable the Merger Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein; and (c) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Before the opening of trading on the NASDAQ on August 12, 2021, the parties exchanged signature pages to the Merger Agreement and both of them issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.

Also on August 12, 2021, the Company’s 35-day go-shop period commenced, during which period the Company is permitted to initiate, solicit, facilitate and encourage potential takeover proposals from third parties, including by providing access to non-public information to third parties, and to enter into, engage in and maintain discussions or negotiations with third parties with respect to potential takeover proposals and otherwise to cooperate with or assist or participate in, or facilitate any discussions or negotiations.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors in consultation with the Company’s executive officers, outside legal counsel and financial advisor, including the following material factors (not in any relative order of importance), each of which the Board believes supported its determinations:

•

Cash Tender Offer; Certainty of Value. The Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Board considered:

•

the fact that the Offer Price of $15.35 per Share represented a premium of approximately 48.9% over IEC’s closing share price on August 10, 2021, the last trading day prior to the Board meeting to review the Merger Agreement, and a premium of approximately 45.9%, 43.2% and 36.4% over, respectively, the average volume weighted closing share price for the 30-day, 60-day and 90-day periods ended August 10, 2021; and

•

the Board’s belief that, based on the history of IEC’s negotiations with Parent, it had obtained Parent’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•

Financial Condition and Prospects of IEC. The Board considered the current and historical financial condition, results of operations, competitive position in its industry and target markets, business strategy, strategic options and prospects of IEC, as well as IEC’s financial prospects if it were to remain as an independent public company. The Board also considered the prospective risks to IEC as a stand-alone entity, including, but not limited to:

•

the Company’s financial performance during its most recent two fiscal quarters (including the one ended July 2, 2021), which was below expectations in both quarters and the uncertainty if the Company’s financial performance would improve;

•	the financial condition and prospects of IEC and execution risk associated with management’s business plan for IEC;

•

the risk that the Company’s significant recent investments to its plant, equipment and technology may not produce anticipated results and a return on investment (if at all or in a significant manner) and, thereby, not enhance stockholder value; and

•	the known and unknown challenges and risks to the Company as a result of the COVID-19 pandemic.

•

B. Riley Fairness Opinion. The Board considered the financial analysis reviewed by B. Riley with the Special Committee and the Board as well as the oral opinion of B. Riley rendered to the Special Committee on August 10, 2021 (which was subsequently confirmed in writing by delivery of B. Riley’s written opinion addressed to the Special Committee dated August 11, 2021) as to, as of such date, the fairness, from a financial point of view, to the holders of the Company’s common stock, other than Creation, Parent and Purchaser, of the consideration to be received by such holders (other than Creation, Parent and Purchaser) in the Transaction pursuant to the Merger Agreement.

•

Strategic Alternatives. The Board considered its belief, after a comprehensive review that a sale of IEC through consummation of the Offer and the Merger represents IEC’s best reasonably available prospect for maximizing stockholder value.

•

Negotiation of Merger Agreement and Potential Alternative Proposals. The Board considered the fact that the Merger Agreement was negotiated at arm’s length between IEC and Parent, with the assistance of their respective legal and financial advisors.

•

Right to Receive Higher Offers. The Board considered IEC’s rights under the Merger Agreement for IEC and its representatives to actively solicit, facilitate, and provide access to confidential information of the Company in connection with competing proposals during the 35-day “go-shop” period commencing on the date of the Merger Agreement, to continue such negotiations for an additional 15-day period with respect to a third party who has made a proposal that the Board determines is or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), and to terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal with any such bidder, subject to certain notice requirements and “matching” rights in favor of Parent and Parent’s right to receive payment of a termination fee of $7,601,783 (or 50% of that fee if the reason for the termination was with respect to a Superior Proposal made by an Excluded Party (as defined in the Merger Agreement) prior to the end of the 15-day period), which amount the Board believed to be reasonable and customary under the circumstances, taking into account the size of the Transaction and the range of such termination fees in similar transactions based on the advice of its advisors;

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Speed and Likelihood of Consummation. The Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL that does not require adoption of the Merger Agreement by the Company’s stockholders, which enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transaction), followed by the Merger in which stockholders who do not tender their shares into the Offer will receive the same Offer Price as is paid pursuant to the Offer. The Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the limited conditions set forth in the Merger Agreement;

•

the business reputation, capabilities and financial condition of Parent, and the Board’s belief that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•

Parent’s obligation to pay IEC the $9,990,915 reverse termination fee if the Merger Agreement is terminated under certain circumstances, including as a result of Parent’s failure to consummate the Offer and Merger as required by the Merger Agreement, and that such fee is guaranteed by the Guarantor (as more fully described in Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents — The Merger Agreement — Fees and Expenses Following Termination” of the Offer to Purchase).

•

Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, as more fully described in Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included (not in any relative order of importance):

•

Ability to Respond to Unsolicited Takeover Proposals. At any time prior to the time Purchaser accepts for payment Shares validly tendered pursuant to the Offer, the Board may respond to a Takeover Proposal, as defined in the Merger Agreement, if, prior to taking such actions, the Board determines in good faith, after consultation with IEC’s outside legal counsel and its financial advisor, that such Takeover Proposal either constitutes a Superior Proposal, as defined in the Merger Agreement, or would reasonably be expected to lead to a Superior Proposal and the Board determines in good faith, after consultation with IEC’s outside legal counsel, that the failure to take such action would be inconsistent with the Board’s fiduciary obligations to IEC’s stockholders under applicable law (as more fully described in Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents — The Merger Agreement — Superior Proposal ” of the Offer to Purchase).

•

Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. If the Board concludes in good faith, after consultation with its outside legal counsel and financial advisor, that an unsolicited Takeover Proposal constitutes a Superior Proposal and that the failure to accept such proposal would be inconsistent with its fiduciary obligations to IEC’s stockholders under applicable law, and provided the Board complies with certain other requirements set forth in the Merger Agreement (including providing Parent matching rights), the Board may take a number of actions, including modifying its recommendation to stockholders concerning the Offer and the Merger and accepting such Superior Proposal. IEC may also, provided that it complies with certain requirements set forth in the Merger Agreement, terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal, subject to IEC’s payment to Parent of a termination fee of $7,601,783 or $3,800,892 under the circumstances described above in “— Right to Receive Higher Offers” (which the Board believes is reasonable and not likely to deter any potential bidder from making a competing Takeover Proposal) (as more fully described in Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents — The Merger Agreement — Termination ” and “— Fees and Expenses Following Termination” of the Offer to Purchase).

•

Change of Recommendation in Response to a Change in Circumstances. If the Board, other than in connection with a Takeover Proposal, concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations to IEC’s stockholders under applicable law, and provided the Board complies with certain other requirements set forth in the Merger Agreement, the Board may, in response to a Company Intervening Event, as defined in the Merger Agreement modify its recommendation to the stockholders concerning the Offer and the Merger (as more fully described in Section 11 — ““Purpose of the Offer and Plans for the Company; Transaction Documents — The Merger Agreement — Intervening Events” in the Offer to Purchase). A Company Intervening Event is generally, with some exceptions, any event, change, development, circumstance, fact or effect (other than to the extent relating to a Takeover Proposal or Superior Proposal, or Parent or its affiliates) that, individually or in the aggregate, is material to IEC and its subsidiaries, taken as a whole, and not known or reasonably foreseeable to or by the Board as of the date of the Merger Agreement, which event, change, development, circumstance, fact or effect becomes known to or by the Board prior to the Offer Acceptance Time. Parent is entitled to terminate the Merger Agreement in the event that the Board changes its recommendation for this reason, in which event IEC will have an obligation to pay to Parent a termination fee of $7,601,783 (as more fully described in in Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents — The Merger Agreement — Fees and Expenses Following Termination” of the Offer to Purchase).

•

Specific Performance and Monetary Damages. In the event that Parent or Guarantor breaches the Merger Agreement or fails to complete the Offer when required to do so, IEC will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages against them. See Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents — The Merger Agreement — Fees and Expenses Following Termination” of the Offer to Purchase).

The Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

•	Risk of Non-Consummation. The Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Shares; and

•	IEC’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination fee payment to Parent.

•

Ability to Attract and Retain Employees. IEC’s ability to attract and retain key personnel, which has become more difficult given changing workforce dynamics that have emerged as a result of the COVID-19 pandemic.

•

Future Growth. The Board considered the fact that if the proposed Merger is consummated, IEC will no longer exist as an independent company and IEC’s stockholders will no longer participate in the future growth and profits of IEC or benefit from any increases in the value of the Shares.

•

Transaction Costs. The Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger.

•

Possible Disruption of Business. The Board considered the possible disruption to IEC’s business that may result from the announcement of the transaction and the resulting distraction of the attention of IEC’s management and employees, including possible effects on IEC’s ability to attract and retain key personnel while the transaction is pending. The Board also considered the fact that the Merger Agreement contains limitations regarding the operation of IEC during the period between the signing of the Merger Agreement and the consummation of the proposed Merger.

•	Litigation Risk. The Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•

Termination Fee. The Board considered the termination fee of $7,601,783 that may become payable pursuant to the Merger Agreement under certain circumstances, including the reduced termination fee of $3,800,892 if IEC terminates the Merger Agreement to accept a Superior Proposal in specified circumstances under the terms of the Merger Agreement, and the risk that the amount of the termination fee could deter potential alternative Takeover Proposals.

•	Risk that the Minimum Condition Might Not Be Satisfied. The Board considered the possibility that IEC’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.

•

Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that IEC’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of IEC”.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Board may have given different weight to different factors.

Intent to Tender

To IEC’s knowledge, after making reasonable inquiry, all of IEC’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender, and does not include RSAs, the transfer of which is restricted.

Certain Unaudited Prospective Financial Information

IEC does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, though IEC has in the past provided investors with quarterly and full-year financial guidance that may cover areas such as revenue and earnings per share, among other items, which it may update from time to time during the relevant year. However, IEC is including certain unaudited prospective financial information in this Schedule 14D-9 to provide IEC’s stockholders access to a summary of certain nonpublic unaudited prospective financial information provided by IEC’s management to the Special Committee and the Board in connection with their evaluation of the transaction and to B. Riley, which was authorized and directed to use and rely upon such information for purposes of providing advice to the Special Committee.

The projections (the “Projections”) were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, IEC’s independent registered accounting firm or any other independent accountants. The summary of the Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Projections were prepared by IEC’s management based on certain assumptions they believed to be potentially achievable. The Projections reflect numerous proprietary estimates and assumptions made by IEC’s management. All of these factors are difficult to predict and many are beyond IEC’s control. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, risks and uncertainties pertaining to IEC’s business, including those risks and uncertainties detailed in IEC’s public periodic filings with the SEC. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any of IEC, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of IEC, and in fact IEC views the Projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. None of IEC, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Projections, and IEC undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. None of IEC, or, to the knowledge of IEC, Parent or Purchaser, intends to make publicly available any update or other revisions to the Projections.

In addition, the Projections have not been updated or revised to reflect information or results after the date it was prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, IEC does not intend to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

($ in millions)	FY2022E	FY2023E	FY2024E	FY2025E	FY2026E
Sales	$223.8	$246.2	$270.8	$297.9	$327.7
Adjusted EBITDA	$19.1	$23.6	$28.6	$34.2	$40.5
Capital Expenditures	$4.0	$4.0	$4.0	$5.0	$5.0

Opinion of Financial Advisor to the Special Committee

On August 10, 2021, B. Riley rendered to the Special Committee its oral opinion (which was subsequently confirmed in writing by delivery of B. Riley’s written opinion dated August 11, 2021), to the effect that, as of such date, and based upon and subject to the qualifications, limitations, assumptions and other matters considered by B. Riley in connection with the preparation of the opinion, the consideration to be received by of the holders of the Company’s common stock, other than Creation, Parent and Merger Sub (collectively, the “Excluded Holders”), in the Transaction pursuant to the Merger Agreement was fair to such holders (other than the Excluded Holders) from a financial point of view.

B. Riley’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of the Company’s common stock other than the Excluded Holders of the consideration to be received by such holders (other than the Excluded Holders) in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any other agreement or understanding entered into in connection with the Transaction or otherwise. The summary of B. Riley’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by B. Riley in preparing its opinion. However, neither B. Riley’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and they do not constitute, a recommendation to the Special Committee, the Board, the Company any security holder of the Company or any other person as to how to act or vote on any matter relating to the Transaction or otherwise including, without limitation, whether or not to tender shares of the Company’s common stock pursuant to the Offer.

In arriving at its opinion, B. Riley, among other things:

•	Reviewed the financial terms of a draft, dated August 10, 2021, of the Merger Agreement;

•	Reviewed certain publicly available business and financial information related to the Company;

•

Reviewed certain other information relating to the Company concerning its business, financial condition and operations, made available to B. Riley by the Company, including forecasts with respect to the future financial performance of the Company prepared and furnished to B. Riley by Company management (the “Projections”);

•	Held discussions with members of senior management of the Company concerning the Transaction and the business, financial condition, and strategic objectives of the Company;

•	Reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which B. Riley deemed relevant;

•	Reviewed the publicly available financial terms of certain other business combinations that B. Riley deemed relevant; and

•	Performed such other financial studies, analyses and investigations, and considered such other matters, as B. Riley deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, at the Special Committee’s direction, B. Riley relied, without assuming responsibility or liability for independent verification, upon the accuracy and completeness of all financial and other information available from public sources and all other information provided to B. Riley or otherwise discussed with or reviewed by B. Riley. Company management advised B. Riley and, at the Special Committee’s direction, B. Riley assumed that the Projections were reasonably prepared in good faith and represented Company management’s best currently available estimates and judgments with respect to the future financial performance of the Company. B. Riley assumed no responsibility for and expressed no view or opinion as to such Projections or the assumptions on which they were based. At the Special Committee’s direction, B. Riley used and relied upon such Projections for purposes of its analyses and opinion and assumed that such Projections provided a reasonable basis upon which to evaluate the Company and the proposed Transaction. B. Riley also assumed that there had been no changes in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates of the last financial statements and other information, financial or otherwise, made available to B. Riley that would be material to its analyses or opinion, and that there was no information or any facts or developments that would make any of the information reviewed by B. Riley inaccurate, incomplete or misleading.

B. Riley was not asked to, and did not, undertake an independent verification of any information provided to or reviewed by it, nor was B. Riley furnished with any such verification, and B. Riley did not assume any responsibility or liability for the accuracy or completeness of such information. B. Riley did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor did B. Riley evaluate the solvency of the Company under any state or federal laws. B. Riley did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject and B. Riley’s made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

B. Riley also assumed, with the Special Committee’s consent, that (i) in the course of obtaining any regulatory or third party consents or approvals in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction, (ii) the representations and warranties made by the parties in the Merger Agreement were accurate and complete in all respects; (iii) each party to the Merger Agreement would perform all of its covenants and obligations thereunder; and (iv) the Transaction would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or provision thereof. B. Riley also assumed that the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by B. Riley in all respects material to its analyses and opinion. B. Riley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessments of the Company and its legal, tax and regulatory advisors with respect to such matters.

B. Riley’s opinion was limited to the fairness, from a financial point of view, to the holders of the Company’s common stock other than the Excluded Holders of the consideration to be received by such holders (other than the Excluded Holders) in the Transaction pursuant to the Merger Agreement, and B. Riley expressed no view or opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company. B. Riley’s opinion did not address any other aspect or implication of the Transaction, the Merger Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. B. Riley also expressed no view or opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration or otherwise. B. Riley expressed no view or opinion as to the prices or range of prices at which the Company’s common stock may trade at any time. Furthermore, B. Riley did not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent, or the ability of the Company or Parent to pay its obligations when they become due.

B. Riley’s opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to B. Riley, as of the date of its opinion. Although subsequent developments could affect its opinion, B. Riley does not have any obligation to update, revise or reaffirm its opinion.

B. Riley’s opinion was for the information of the Special Committee (in its capacity as such) in connection with its consideration of the proposed Transaction. B. Riley’s opinion does not constitute a recommendation to the Special Committee, the Board, the Company, any security holder of the Company or any other person as to how to act or vote on any matter relating to the Transaction or otherwise including, without limitation, whether or not to tender shares of the Company’s common stock pursuant to the Offer. B. Riley’s opinion did not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company or any other party to the Transaction, nor did it address the underlying business decision of the Special Committee, the Board, the Company or any other party to effect the Transaction.

In preparing its opinion to the Special Committee, B. Riley performed a variety of analyses, including those described below. The summary of B. Riley’s analyses is not a complete description of the analyses underlying B. Riley’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither B. Riley’s opinion nor its underlying analyses is readily susceptible to summary description. B. Riley arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching B. Riley’s overall conclusion with respect to fairness, B. Riley did not make separate or quantifiable judgments regarding individual analyses. Accordingly, B. Riley believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying B. Riley’s analyses and opinion.

In performing its analyses, B. Riley considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in B. Riley’s analyses for comparative purposes is identical to the Company or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied value reference ranges indicated by B. Riley’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, B. Riley’s analyses are inherently subject to substantial uncertainty.

B. Riley’s opinion was only one of many factors considered by the Special Committee in evaluating the proposed Transaction. Neither B. Riley’s opinion nor its analyses were determinative of the merger consideration or of the views of the Special Committee, the Board or management with respect to the merger or the merger consideration. The type and amount of merger consideration payable in the merger were determined through negotiation between the Company and Creation, and the decision to enter into the merger agreement was solely that of the Special Committee and the Board.

Material Financial Analyses

The following is a summary of the material financial analyses performed by B. Riley in connection with the preparation of its opinion and reviewed with the Special Committee and, as requested by the Special Committee, the Board, on August 11, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by B. Riley. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis could create a misleading or incomplete view of B. Riley’s analyses.

For purposes of its analyses, B. Riley reviewed a number of financial metrics, including:

•	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities plus the amount of debt outstanding, preferred stock and non-controlling interests, and less the amount of cash and cash equivalents and the carrying value of its equity investments on its balance sheet.

•

Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for stock-based compensation and certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of August 10, 2021, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration in the announced transaction and other publicly available information at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis. B. Riley reviewed certain financial data for selected companies with publicly traded equity securities that B. Riley deemed relevant. The financial data reviewed included:

•	Enterprise value as a multiple of estimated Adjusted EBITDA for the calendar year ending December 31, 2021, or “CY 2021E Adjusted EBITDA”; and

•	Enterprise value as a multiple of estimated Adjusted EBITDA for the calendar year ending December 31, 2022, or “CY 2022E Adjusted EBITDA.”

The selected companies and corresponding multiples were:

Enterprise Value /Adj. EBITDA
	CY 2021E	CY 2022E
Benchmark Electronics, Inc.	NA	NA
Celestica Inc.	3.9x	3.6x
Ducommun Incorporated	10.7x	9.5x
Fabrinet	13.5x	12.5x
Flex Ltd.	6.4x	6.5x
Jabil Inc.	5.3x	4.9x
Key Tronic Corporation	NA	NA
Kimball Electronics, Inc.	6.0x	5.6x
Nortech Systems Incorporated	NA	NA
Plexus Corp.	10.1x	9.1x
Sanmina Corporation	5.1x	4.8x
SigmaTron International, Inc	NA	NA

Median	6.2x	6.0x
Mean	7.6x	7.1x

“NA” refers to not publicly available.

Taking into account the results of the selected companies analysis, B. Riley applied selected multiple ranges of 7.5x to 10.5x to the Company’s estimated fiscal year 2021E Adjusted EBITDA and 7.0x to 9.5x to the Company’s estimated fiscal year 2022E Adjusted EBITDA. The selected companies analysis indicated implied value reference ranges per share of the Company’s common stock of $3.87 to $7.78 based on estimated fiscal year 2021E Adjusted EBITDA and $5.93 to $10.06 based on estimated fiscal year 2022E Adjusted EBITDA, in each case as compared to the consideration of $15.35 per share of the Company’s common stock in the Transaction pursuant to the Merger Agreement.

Selected Transactions Analysis. B. Riley reviewed certain financial terms of certain transactions involving target companies that B. Riley deemed relevant. The financial data reviewed included enterprise value as a multiple of Adjusted EBITDA for the last twelve months available prior to the date of announcement, or “LTM Adjusted EBITDA.”

The selected transactions and corresponding multiples were:

Date Announced	Acquiror	Target	Enterprise Value/ LTM Adj. EBITDA
1/2021	H.I.G. Capital	SMTC Corporation	9.6x
12/2018	Cerberus Capital Management, L.P.	Sparton Corporation	8.3x
11/2018	SMTC Corporation	MC Assembly Holdings, Inc.	6.5x
7/2017	Ultra Electronics Holdings plc	Sparton Corporation	11.9x
2/2016	Suzhou Dongshan Precision Manufacturing Co., Ltd.	Multi-Fineline Electronix, Inc.	6.1x
4/2015	Sparton Corporation	Hunter Technology Corp.	6.0x
7/2014	Keytronic Corporation	Ayrshire Electronics	7.6x
9/2014	TTM Technologies Inc.	Viasystems Group Inc.	6.8x
10/2013	Curtiss-Wright Corporation	Parvus Corporation	7.8x
11/2012	Sparton Corporation	Onyx EMS, LLC	7.3x
4/2012	Viasystems Group Inc.	DDI Corp.	7.6x
1/2012	RTI International Metals, Inc.	Remmele Engineering, Inc.	8.3x

Median			7.6x
Mean			7.8x

Taking into account the results of the selected transactions analysis, B. Riley applied a selected multiple range of 8.0x to 10.0x to the Company’s LTM Adjusted EBITDA for the period ended June 30, 2021. The selected transactions analysis indicated an implied value reference range per share of the Company’s common stock of $3.02 to $5.34, as compared to the consideration of $15.35 per share of the Company’s common stock in the Transaction pursuant to the Merger Agreement.

Discounted Cash Flow Analysis. B. Riley performed a discounted cash flow analysis of the Company based on the Projections. B. Riley applied a range of terminal value multiples of 8.0x to 10.0x to the Company’s estimated fiscal year 2026E Adjusted EBITDA and discount rates ranging from 13.0% to 15.0%. The discounted cash flow analysis indicated an implied value reference range per share of the Company’s common stock of $12.87 to $18.22, as compared to the consideration of $15.35 per share of the Company’s common stock in the Transaction pursuant to the Merger Agreement.

Additional Information

Premiums-Paid Analysis. B. Riley performed a premiums-paid analysis of the Company, solely for informational purposes. For this analysis, B. Riley reviewed the stock price premiums paid in transactions involving U.S. public company targets over the last five years on or prior to July 31, 2021, which resulted in 830 transactions, including 346 small-cap transactions with deal values of less than $500 million. B. Riley calculated the median premiums paid to the target company’s stockholders relative to the target company’s single day closing share price for the date (i) one day prior to the announcement of the transaction, (ii) one week prior to the announcement of the transaction and (iii) one month prior to the announcement of the transaction. The results of these calculations are summarized in the following table:

	Median Transaction Premium
	1 Day Prior	1 Week Prior	1 Month Prior
All Transactions	22.4%	24.8%	29.2%
Small Cap Transactions	30.8%	31.0%	29.9%

Taking into account the results of the premiums paid analysis, B. Riley applied the premiums indicated above for all transactions and the small cap transactions for the date (i) one day prior to the announcement of the transaction, (ii) one week prior to the announcement of the transaction and (iii) one month prior to the announcement of the transaction to the closing price per share of the Company’s common stock of $10.31 per share as of August 10, 2021. The premiums paid analysis indicated an implied value reference range per share of the Company’s common stock of $12.62 to $13.51, as compared to the consideration of $15.35 per share of the Company’s common stock in the Transaction pursuant to the Merger Agreement.

Other Matters

B. Riley acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services based on the value of the proposed Transaction, which fee is currently estimated to be approximately $3,029,088 and is payable to B. Riley upon the consummation of the Transaction. B. Riley may become entitled to an additional fee in connection with the solicitation of third-party indications of interest in acquiring the Company following the execution of the merger agreement. If IEC consummates a merger with a party other than the Parent and Purchaser, B. Riley will be entitled to a transaction fee of 1.5% of the transaction value of that merger. In the event the Transactions are not consummated and IEC receives any reverse termination fee, B. Riley will be entitled to 25% of the fair market value of that reverse termination fee. B. Riley also became entitled to a fee of $350,000 upon the delivery of its opinion to the Special Committee which is not contingent upon the conclusion set forth in its opinion or the successful completion of the Transaction. In addition, the Company has agreed to indemnify B. Riley and certain related parties for certain liabilities arising out of or related to its engagement and to reimburse B. Riley for certain expenses incurred in connection with its engagement. The Special Committee engaged B. Riley based on B. Riley’s knowledge of the Company and its industry, as well as its experience. B. Riley is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes.

B. Riley is a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, B. Riley and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Creation, Parent and their respective affiliates. B. Riley and its affiliates may in the future provide investment banking and other financial services to the Company, Creation, Parent, and their respective affiliates, for which B. Riley and its affiliates would expect to receive compensation. B. Riley has adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals advising the Special Committee.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

IEC retained B. Riley to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, B. Riley delivered the opinion and is entitled to be paid the fees as described above in the section captioned “Item 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Financial Advisor to the Special Committee.”

Additional information pertaining to the retention of B. Riley in the section captioned “Item 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Financial Advisor to the Special Committee” is incorporated by reference herein.

Except as set forth above, neither IEC nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of IEC on its behalf with respect to the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company

Except for the scheduled vesting of the Options, RSAs, RSUs and PSUs in the ordinary course, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by IEC or, to IEC’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), IEC is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of IEC’s securities by IEC, IEC’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving IEC or IEC’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of IEC or any subsidiary of IEC; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of IEC.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Takeover Proposal.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the first paragraph of this section.

Item 8.	Additional Information

Conditions to the Offer

The information set forth in Section 1 — “Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.

Regulatory Approvals

Antitrust Compliance

Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by

IEC and Parent, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. IEC and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on August 19, 2021. Under the HSR Act and the rules and regulations promulgated thereunder, the initial waiting period for a tender offer of this type is 15 days, but under the HSR Act this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if Parent voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires 10 days after the date when Parent has certified its substantial compliance with such request.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or divestiture of substantial assets of Parent and/or IEC. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. IEC does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Golden Parachute Compensation

The information set forth in “Item 4. The Solicitation or Recommendation—Treatment of Equity Awards in the Transactions—Golden Parachute Compensation” is incorporated herein by reference.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer or the Merger, but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of IEC who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to an appraisal of their Shares and in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the “fair value” of their Shares could be more than, the same as or less than the Per Share Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that IEC will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, and the required copy of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date this notice is given, deliver to IEC at 328 Silver Hill Road, Newark, New York 14513 Attention: Corporate Secretary, a written demand for appraisal of Shares held, which demand must reasonably inform IEC of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•	otherwise comply with the procedures of Section 262 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will send on or within 10 days after the effective date of the Merger an additional notice of the effective date of the Merger to those stockholders of IEC who made a written demand for appraisal pursuant to the first bullet above, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time period specified in the first bullet above (or to take any of the other steps specified in the above bullets and required by Section 262 of the DGCL) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to IEC, 328 Silver Hill Road, Newark, New York 14513 Attention: Corporate Secretary. Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time will be entitled to demand an appraisal of the Shares registered in that holder’s name. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares and must state that such person intends thereby to demand appraisal of his, her or its Shares issued and outstanding immediately prior to the Effective Time in connection with the Merger. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record, but such agent must identify the record owner or owners and expressly disclose that, in executing such demand, the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. Shares held through brokerage firms, banks or other financial institutions are frequently deposited with, and held of record in, the name of a central securities depository nominee, such as Cede & Co., and a demand for appraisal of such Shares must be made by the record holder of the Shares, which may be the depository nominee, if the Shares have been so deposited, and must reasonably inform IEC of the identity of the record holder, which may be the depository nominee, and of such holder’s intention to seek appraisal of such Shares. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct such firm, bank or institution that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered as to which appraisal is sought. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. IEC is under no obligation to and has no present intention to file a petition and holders should not assume that IEC will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a petition of appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares (the “Dissenting Stockholders”) and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all the Dissenting Stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. In addition, assuming the Shares remain listed on a national securities exchange immediately before the Effective Time, which we expect to be the case, the Delaware Court is required to dismiss the appraisal proceedings as to all Dissenting Stockholders unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court will determine the fair value of the Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid by the Surviving Corporation and the fair value of the Shares as determined by the Delaware Court, and (2) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion” that “does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled thereto, forthwith in the case of uncertificated stockholders or upon surrender by certificated stockholders of their stock certificates. The Delaware Court’s decree may be enforced as other decrees in the Delaware Court may be enforced. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs upon the parties as the Delaware Court deems equitable in the circumstances and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of the Per Share Merger Consideration to be paid in the Merger. Although IEC believes that the Per Share Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court. Neither Parent nor IEC anticipates offering more than the Per Share Merger Consideration to any Dissenting Stockholder, and each of Parent and IEC reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of the Shares is less than the Per Share Merger Consideration.

The process of dissenting and exercising appraisal rights requires compliance with technical prerequisites. Stockholders wishing to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration, but without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Inasmuch as IEC has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Per Share Merger Consideration by delivering to IEC a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of IEC. Notwithstanding the foregoing, once a petition for appraisal is filed, no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Per Share Merger Consideration within 60 days after the effective date of the Merger.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of the rights of the stockholders of IEC to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of IEC desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Business Combination Statute

A number of states (including Delaware, where IEC is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, IEC is subject to Section 203 of the DGCL, which generally prohibits IEC from engaging in a “business combination” (which is generally defined to include a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) for three years following the time such person became an interested stockholder, unless, among other exceptions, before the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of IEC as defined in Section 203 of the DGCL.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

No Vote of Stockholders Required for the Merger

The Board has unanimously approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of IEC in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by Parent and Purchaser, including the expected timing of the closing of the Offer and the Merger and considerations taken into account by our Board in approving the Offer and the Merger. These forward-looking statements involve risks and uncertainties, many of which are outside management’s control. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Offer and the Merger are not satisfied, including the risk that a sufficient number of IEC’s stockholders do not participate in the Offer; the risk that the Merger Agreement may be terminated in circumstances that require IEC to pay a termination fee; potential litigation relating to the Offer and the Merger; the failure to satisfy other conditions to completion of the Offer and the Merger, including the receipt of all regulatory approvals related to the Offer and the Merger (and any conditions, limitations or restrictions placed on these approvals); the failure of Parent to consummate the necessary financing arrangements; risks that the Offer, Merger and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed Offer and the Merger; the effects of local and national economic, credit and capital market conditions on the economy in general, including the continued impact of the COVID-19 pandemic, and other risks and uncertainties; uncertainties as to the timing of the consummation of the Offer and the Merger and the ability of each party to consummate the Offer and the Merger; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K filed with the SEC and in our latest Quarterly Report on Form 10-Q, which was filed with the SEC on August 12, 2021, which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the Investors page of our website at www.iec-electronics.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume, and expressly disclaim, any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 26, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, dated August 26, 2021, filed by CTI Acquisition Corp., Creation Technologies International Inc. and Alan E. Goldberg with the SEC (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit No.	Description

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 26, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(A)	Letter to Stockholders.

(a)(5)(A)	Opinion of B. Riley Securities, Inc., dated August 11, 2021 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Press Release issued by IEC Electronics Corp. on August 12, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by IEC Electronics Corp. with the SEC on August 12, 2021).

(a)(5)(C)	Email to IEC Electronics Corp. Employees from Jeffrey T. Schlarbaum, dated August 12, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by IEC Electronics Corp. with the SEC on August 12, 2021).

(a)(5)(D)	Email to IEC Electronics Corp. Customers from Jeffrey T. Schlarbaum, dated August 12, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by IEC Electronics Corp. with the SEC on August 12, 2021).

(a)(5)(E)	Email to IEC Electronics Corp. Suppliers from Jeffrey T. Schlarbaum, dated August 12, 2021 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by IEC Electronics Corp. with the SEC on August 12, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of August 12, 2021, by and among IEC Electronics Corp., Creation Technologies International Inc., Creation Technologies, Inc. and CTI Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by IEC Electronics Corp. with the SEC on August 12, 2021).

(e)(2)	Debt Commitment Letter, dated as of August 12, 2021, by and among JPMorgan Chase Bank, N.A., Citizens Bank, N.A. and Creation Technologies Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(e)(3)	Mutual Non-Disclosure Agreement, dated January 5, 2021, between IEC Electronics Corp. and Creation Technologies Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Indication of Interest, dated as of July 1, 2021, by and between IEC Electronics Corp. and Creation Technologies Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)(A)	Amended and Restated Certificate of Incorporation of DFT Holdings Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1, File No. 33-56498, filed by IEC Electronics Corp.).

(e)(5)(B)	Certificate of Ownership and Merger merging IEC Electronics Corp. into DFT Holdings Corp. (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form S-1, File No. 33-56498, filed by IEC Electronics Corp.).

(e)(5)(C)	Certificate of Amendment of the Certificate of Incorporation of IEC Electronics Corp. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended March 27, 1998 filed by IEC Electronics Corp. ).

(e)(5)(D)	Certificate of Designation of Series A Junior Participating Preferred Stock of IEC Electronics Corp. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K/A filed by IEC Electronics Corp. on August 1, 2014).

Exhibit No.	Description

(e)(5)(E)	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock of IEC Electronics Corp. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K/A filed by IEC Electronics Corp. on August 1, 2014).

(e)(5)(F)	Certificate of Elimination of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by IEC Electronics Corp. on March 13, 2015).

(e)(6)	By-laws, as amended through December 7, 2018 of IEC Electronics Corp. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by IEC Electronics Corp. on December 13, 2018).

(e)(7)	Form of Indemnification Agreement between IEC Electronics Corp. and its directors and executive officers (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended September 30, 2015 filed by IEC Electronics Corp.).

(e)(8)	IEC Electronics Corp. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended September 30, 2011 filed by IEC Electronics Corp.).

(e)(9)	Form of Incentive Stock Option Agreement pursuant to the 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended September 30, 2012 filed by IEC Electronics Corp.).

(e)(10)	Form of Employee Restricted Stock Award Agreement pursuant to the 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the year ended September 30, 2012 filed by IEC Electronics Corp.).

(e)(11)	Form of Director Restricted Stock Award Agreement pursuant to the 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended September 30, 2012 filed by IEC Electronics Corp.).

(e)(12)	IEC Electronics Corp. Form of Restricted Share Award Agreement Pursuant to 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2018 filed by IEC Electronics Corp.).

(e)(13)	IEC Electronics Corp. Form of Director Restricted Share Award Agreement Pursuant to 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2018 filed by IEC Electronics Corp.).

(e)(14)(A)	Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed by IEC Electronics Corp. on December 22, 2011).

(e)(14)(B)	Employee Stock Purchase Plan Amendment 1 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 27, 2014 filed by IEC Electronics Corp.).

(e)(15)	Employment Agreement dated as of March 20, 2015 between IEC Electronics Corp. and Jeffrey T. Schlarbaum (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 27, 2015 filed by IEC Electronics Corp.).

(e)(16)	Sign-on Option Award Agreement (Inducement Grant) between IEC Electronics Corp. and Jeffrey T. Schlarbaum (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 27, 2015 filed by IEC Electronics Corp.).

(e)(17)	Sign-on Option Award Agreement (Pursuant to 2010 Omnibus Incentive Compensation Plan) between IEC Electronics Corp. and Jeffrey T. Schlarbaum (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 27, 2015 filed by IEC Electronics Corp.).

Exhibit No.	Description

(e)(18)	IEC Electronics Corp. Management Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K/A for the year ended September 30, 2014 filed by IEC Electronics Corp.).

(e)(19)	IEC Electronics Corp. Board of Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the year ended September 30, 2009 filed by IEC Electronics Corp.).

(e)(20)	Employment Agreement dated as of September 4, 2018 between IEC Electronics Corp. and Thomas L. Barbato (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the year ended September 30, 2018 filed by IEC Electronics Corp.).

(e)(21)	IEC Electronics Corp. 2019 Stock Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on January 24, 2019 by IEC Electronics Corp.).

(e)(22)	Form of Restricted Stock Award Agreement pursuant to the 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 28, 2019 filed by IEC Electronics Corp.).

(e)(23)	Form of Incentive Stock Option Award Agreement pursuant to the 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 28, 2019 filed by IEC Electronics Corp.).

(e)(24)	Form of Director Restricted Stock Award Agreement pursuant to the 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 28, 2019 filed by IEC Electronics Corp.).

(e)(25)	Form of Restricted Stock Unit Award Agreement (Time Vesting) pursuant to the 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended June 28, 2019 filed by IEC Electronics Corp.).

(e)(26)	Form of Performance Restricted Stock Unit Award Agreement pursuant to the 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended June 28, 2019 filed by IEC Electronics Corp.).

Annex A:	Opinion of B. Riley Securities, Inc.

Annex B:	Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEC ELECTRONICS CORP.

	By:	/s/ Thomas L. Barbato
Date: August 26, 2021	Name:	Thomas L. Barbato
	Title:	Senior Vice President and Chief Financial Officer

Annex A

Opinion of B. Riley Securities, Inc.

August 11, 2021

The Special Committee of the Board of Directors

IEC Electronics Corp.

105 Norton Street

Newark, NY 14513

Dear Committee Members:

We understand that IEC Electronics Corp. (the “Company”) plans to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Creation Technologies International, Inc. (“Parent”), CTI Acquisition Corp., a newly formed wholly-owned subsidiary of Parent (“Merger Sub”), and solely for the purposes set forth therein, Creation Technologies, Inc. (“Guarantor”), pursuant to which, among other things, (i) Merger Sub will, and Parent will cause Merger Sub to, commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.01 per share (“Company Common Stock”), of the Company at a price per share of Company Common Stock of $15.35 in cash (the “Offer Price”), and (ii) as soon as practicable following the consummation of the Offer, the Company will merge with Merger Sub (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, each outstanding share of Company Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price, and the Company will become a wholly owned subsidiary of Parent. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion (this “Opinion”) with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Guarantor, Parent or Merger Sub) of the Offer Price to be received by such holders (other than Guarantor, Parent or Merger Sub) in the Transaction pursuant to the Merger Agreement.

In arriving at this Opinion, we have, among other things:

•	Reviewed the financial terms of a draft, dated August 10, 2021, of the Merger Agreement;

•	Reviewed certain publicly available business and financial information related to the Company;

•

Reviewed certain other information relating to the Company concerning its business, financial condition and operations, made available to us by the Company, including forecasts with respect to the future financial performance of the Company prepared and furnished to us by the Company management (the “Projections”);

•	Held discussions with members of senior management of the Company concerning the Transaction and the business, financial condition, and strategic objectives of the Company;

•	Reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed relevant;

•	Reviewed the publicly available financial terms of certain other business combinations that we deemed relevant; and

•	Performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this Opinion.

In preparing this Opinion, at your direction, we have relied, without assuming responsibility or liability for independent verification, upon the accuracy and completeness of all financial and other information available from public sources and all other information provided to us or otherwise discussed with or reviewed by us. Company management has advised us and, at your direction, we have assumed that the Projections have been reasonably prepared in good faith and represent the Company management’s best currently available estimates and judgments with respect to the future financial performance of the Company. We have assumed no responsibility for and express no view or opinion as to such Projections or the assumptions on which they are based. At your direction, we have used and relied upon such Projections for purposes of our analyses and this Opinion and assumed that such Projections provide a reasonable basis upon which to evaluate the Company and the proposed Transaction. We have also assumed that there have been no changes in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates of the last financial statements and other information, financial or otherwise, made available to us that would be material to our analyses or this Opinion, and that there is no information or any facts or developments that would make any of the information reviewed by us inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor have we evaluated the solvency of the Company under any state or federal laws. We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which the Company is a party or may be subject and our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

We also have assumed, with your consent, that (i) in the course of obtaining any regulatory or third party consents or approvals in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction, (ii) the representations and warranties made by the parties in the Merger Agreement are accurate and complete in all respects; (iii) each party to the Merger Agreement will perform all of its covenants and obligations thereunder; and (iv) the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or provision thereof. We have also assumed that the Merger Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this Opinion. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessments of the Company and its legal, tax and regulatory advisors with respect to such matters.

This Opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Guarantor, Parent or Merger Sub) of the Offer Price to be received by such holders (other than Guarantor, Parent or Merger Sub) in the Transaction pursuant to the Merger Agreement, and we express no view or opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company. This Opinion does not address any other aspect or implication of the Transaction, the Merger Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. We also express no view or opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price or otherwise. We express no view or opinion as to the prices or range of prices at which Company Common Stock may trade at any time. Furthermore, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent, or the ability of the Company or Parent to pay its obligations when they become due.

This Opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion.

We have acted as financial advisor to the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company in connection with the Transaction and will receive a fee for such services, a significant portion of which is payable upon the consummation of the Transaction. We may become entitled to an additional fee in connection with the solicitation of third-party indications of interest in acquiring the Company following the execution of the Merger Agreement. We will also receive a fee for rendering this Opinion, which is not contingent upon the conclusion set forth in this Opinion or the successful completion of the Transaction. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement.

We are a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, Guarantor and their respective affiliates. We and our affiliates may in the future provide investment banking and other financial services to the Company, Parent, Guarantor and their respective affiliates, for which we and our affiliates would expect to receive compensation. We have adopted policies and procedures designed to preserve the independence of our research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that are advising the Company.

This Opinion is for the information of the Committee (in its capacity as such) in connection with its consideration of the proposed Transaction. This Opinion does not constitute a recommendation to the Committee, the Board, the Company, any security holder of the Company or any other person as to how to act or vote on any matter relating to the Transaction or otherwise including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer. This Opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company or any other party to the Transaction, nor does it address the underlying business decision of the Committee, the Board, the Company or any other party to effect the Transaction. The issuance of this Opinion was approved by an authorized internal committee of B. Riley Securities, Inc.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock (other than Guarantor, Parent or Merger Sub) in the Transaction pursuant to the Merger Agreement is fair to such holders (other than Guarantor, Parent or Merger Sub) from a financial point of view.

Very truly yours,

/s/ B. Riley Securities, Inc.

B. Riley Securities, Inc.

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(a) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(b) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

(c) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

(d) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) Repealed.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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